As filed with the Securities and Exchange Commission on November 15, 2004


                                                                FILE NO. 70-7888

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                         POST EFFECTIVE AMENDMENT NO. 25

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         ------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                         Allegheny Energy Service Corp.
                          Allegheny Generating Company
                            Monongahela Power Company
                             Mountaineer Gas Company
                           The Potomac Edison Company
                             West Penn Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                The Commission is requested to send copies of all
           notices, orders and communications in connection with this
                           Application/Declaration to:

    Suzanne C. Lewis                    Clifford M. Naeve
    Vice President and Treasurer        William C. Weeden
    Allegheny Energy, Inc.              Paul Silverman
    800 Cabin Hill Drive                Skadden, Arps, Slate, Meagher & Flom LLP
    Greensburg, PA 15601                1440 New York Avenue, NW
                                        Washington, D.C. 20005


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Item 1. Description of Proposed Transactions.

A.   Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company; Allegheny Energy Supply Company, LLC ("AE Supply"), a registered holding company and public utility company subsidiary of Allegheny;1 Allegheny's wholly-owned public-utility company subsidiaries, Monongahela Power Company ("Monongahela Power"), Mountaineer Gas Company ("Mountaineer"), The Potomac Edison Company ("Potomac Edison"), West Penn Power Company ("West Penn"), and Allegheny Generating Company ("AGC"); and the Allegheny system service company, Allegheny Energy Service Corporation ("AESC," and collectively, "Applicants") hereby file this Application/Declaration pursuant to Sections 6, 7, 9(a), 12(b), and 13 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 43, 45, 54, 86, 87, 90, 91, and 100 under the Act, requesting the Securities and Exchange Commission ("Commission") to authorize the continued operation of the current Allegheny system money pool ("Money Pool") through April 30, 2005. The Commission has previously authorized the operation of the Money Pool through December 31, 2004. The authority being sought in this Application/Declaration with respect to the operation of the Money Pool is similar in all material respects to the authority requested in an application/ declaration covering a broad range of financing and other issues filed with the Commission on September 21, 2004 in File No. 70-10251 (the "Omnibus Financing Application"). Applicants are filing this Application/Declaration to ensure continued operation of the Money Pool pending Commission action on the Omnibus Financing Application.

B.   Description of the Applicants

     Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. The Allegheny family of companies consists of three regulated electric utility companies, West Penn, Monongahela Power, and Potomac Edison Company (collectively, the "Operating Companies"), and a regulated gas utility company, Mountaineer, which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power").2 Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. AGC is jointly owned by Monongahela Power and AE Supply. Its sole asset is a 40 percent undivided interest in a pumped-storage hydroelectric station located in Bath County, Virginia. All of

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1    AE Supply is a public utility company within the meaning of the Act, but it is not subject to state regulation.

2 On August 4, 2004, Allegheny announced it had entered into an agreement to sell Mountaineer and all of Allegheny's West Virginia gas assets to a partnership composed of IGS Utilities LLC, IGS Holdings LLC, and affiliates of ArcLight Capital Partners, LLC.

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AGC's revenues are derived from sales from its share of this facility's generating capacity to AE Supply and Monongahela Power.

     AE Supply is the principal electric generating company for the Allegheny system. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison, and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia, and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

     West Penn is subject to the regulation of the Pennsylvania
Public Utility Commission. Monongahela Power is subject to the regulation of both the Public Service Commission of West Virginia (the "West Virginia Commission") and the Public Utilities Commission of Ohio. Monongahela Power's subsidiary, Mountaineer, is subject to the regulation of the West Virginia Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Commission, and the Virginia State Corporation Commission.

     AESC is the Allegheny system service company. Among other things, it administers the Money Pool.

C.   Money Pool Authorization Request

     In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18,
1996, December 23, 1997, May 19, 1999, October 8, 1999, December 17, 2001, and
October 24, 2002 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919,
26418, 26506, 26804, 27030, 27084, 27475, and 27585), and an order issued in
File No. 70-9677 on July 14, 2000 (Holding Co. Act Release No. 27199, collectively the "Prior Money Pool Orders"), the Applicants were authorized, among other things, to establish and participate in the Money Pool. This Money Pool authority remains in effect through December 31, 2004. The Applicants now request authority to continue the Money Pool through April 30, 2005, subject to substantially the same terms and conditions set forth in the Prior Money Pool Orders.3 The Applicants request that the Commission authorize (i) Monongahela Power, Mountaineer, Potomac Edison, and West Penn to continue participation in the Money Pool as both lenders and borrowers to the extent not exempt under Rule 52; (ii) AGC to continue participation in the Money Pool as a borrower only, to the extent not exempt under Rule 52; and (iii) Allegheny and AE Supply to continue participation in the Money Pool as lenders only.

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3    The Commission has authorized Mountaineer to participate in the Money Pool through December 31, 2005.

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     The Money Pool will continue to be administered on behalf of the Money Pool
Applicants by AESC and under the direction of an officer of AESC. AESC will not be a participant in the Money Pool. The Money Pool will consist principally of surplus funds received from the Money Pool Applicants.

     The Applicants do not propose any material changes to the operation of the Money Pool as currently authorized. Transactions under the Money Pool will be designed to match, on a daily basis, the surplus funds of the pool participants with the short-term borrowing requirements of the pool participants (other than the pool participants who are lenders only). The Applicants believe that the cost of the proposed borrowings through the Money Pool generally will be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Money Pool generally will be higher than the typical yield on short-term investments.

     The funds available through the Money Pool will be loaned on a short-term basis to those eligible pool participants that have short-term debt requirements. If no such short-term requirements match the amount of funds that are available for the Money Pool for the period such funds are available, AESC will invest the funds, directly or indirectly, as described below and will allocate the interest earned on such investments among the pool participants providing such funds on a pro rata basis according to the amount of the funds provided:

     (1)  Direct of indirect obligations of the United States Government;

     (2) Certificates of Deposit of commercial banks with assets exceeding $2.5 billion;

     (3) Bankers acceptances of commercial banks with assets exceeding $2.5 billion;

     (4) Commercial paper of companies having a minimum net worth of $150 million having a "1" commercial paper rating by at least two of the three recognized rating services (Moody's, Standard & Poor's, and Fitch);

     (5) Taxable or tax exempt institutional money market funds with assets of at least $500 million which restrict investments to high quality money market instruments; and

     (6) Such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     All borrowings from and contributions to the Money Pool will be documented and will be evidenced on the books of each pool participant that is borrowing from or contributing surplus funds to the Money Pool. Any pool participant contributing funds to the Money Pool may withdraw those funds at any time

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without notice to satisfy its daily need for funds. All short-term debt through the Money Pool will be payable on demand, may be prepaid by any borrowing pool participant at any time without penalty, and will bear interest for both the borrower and lender. Interest income and expense will be calculated using the previous day's Fed Funds Effective Interest Rate (the "Fed Funds Rate") as quoted by the Federal Reserve Bank of New York, as long as this rate is at least, four basis points lower than the previous day's seven-day commercial paper rate as quoted by the same source. Whenever the Fed Funds Rate is not at least four basis points lower than the seven-day commercial paper rate, then the seven-day commercial paper rate minus four basis points should be used. Interest income and expense will be calculated daily and settled on a cash basis on the first business day of the following month. Applicants will file the Allegheny Energy System Money Pool Agreement by amendment.

     Each of the Utility Applicants may use the proceeds it borrows from the Money Pool (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption, or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. Each of the following companies requests authority to borrow up to an amount at any one time outstanding from the Money Pool as set forth below:

               AGC                      $100 million

               Monongahela Power        $125 million

               Mountaineer              $100 million

               Potomac Edison           $150 million

               West Penn                $200 million

Item 2. Fees, Commissions and Expenses.

     The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration will be filed by amendment.

Item 3. Applicable Statutory Provisions.

A.   General

     Sections 6, 7, 9(a), 12(b), and 13 of the Act, and Rules 43, 45, 54, 86, 87, 90, 91, and 100 under the Act are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption, or approval is hereby made.

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

     Applicants respectfully submit that the authorizations requested in this Application/Declaration are in the best interests of the Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

B.   Rule 54 Analysis

     Rule 54 promulgated under the Act states that in determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). In Holding Co. Act Release No. 27486 (Dec. 31, 2001) (the "2001 Financing Order"), the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of September 30, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $129 million. These investments by Allegheny were made in compliance with the 2001 Financing Order.

     Allegheny is no longer in compliance with the financing conditions set forth in the 2001 Financing Order. In Holding Co. Act Release No. 27652 (Feb. 21, 2003) (the "Capitalization Order"), Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions, as defined in the Capitalization Order, were met. However, as reflected in Allegheny's unaudited financial statements, as of September 30, 2004, Allegheny's common equity ratio was 17.4 percent.4 As a result, Allegheny is no longer able to make any investments in

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4    For the third quarter of 2004, Allegheny recorded a $427.5 million consolidated net loss from discontinued operations that includes a non-cash asset impairment charge of $209.4 million pre-tax ($129.2 million after tax) from the previously announced sale of the Lincoln generating facility; a non-cash asset impairment charge of $35.1 million pre-tax ($20.7 million after tax) associated with the previously announced agreement to sell the West Virginia natural gas operations; and non-cash asset impairment charges of $445.4 million pre-tax ($274.7 million after tax) as a result of the previously announced decision to sell the Gleason and Wheatland generating facilities. Discontinued operations also included an after-tax loss of $2.9 million from operating results at these units. As a result of these charges, the unaudited common equity ratios for Allegheny and AE Supply, respectively, will decrease to 17.4 percent and 10.3 percent as of

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EWGs and FUCOs, without further authorization from the Commission.

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

     Allegheny respectfully submits that the requirements of Rule
53(c) are met. Through this Application/Declaration Allegheny requests Commission approval of certain transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, the Operating Companies, and Mountaineer.

     Moreover, the Operating Companies, Mountaineer, and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies and Mountaineer will continue to be maintained at not less than 30 percent.5 In addition, each of the Operating Companies and Mountaineer is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item 4. Regulatory Approvals.

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions for which authority is sought in this Application/Declaration.

Item 5. Procedure.

     Applicants respectfully request that the Commission issue and publish not later than November 19, 2004 the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than December 14, 2004 by which comments may be entered, and that the

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     September 30, 2004. Allegheny notes, however, that its common equity ratio has improved somewhat since the recent issuance of $152 million of Common Stock.

5 The common equity ratios of the Operating Companies as of September 30, 2004 are as follows: West Penn: 57.6 percent; Potomac Edison: 49.5 percent; and Monongahela Power: 36.0 percent.

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

Commission issue an order granting this Application/Declaration and permitting it to become effective no later than December 17, 2004.

     Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements.

A.   Exhibits

     B.   Money Pool Agreement (to be filed by amendment)

     F-1  Preliminary Opinion of Counsel (to be filed by amendment)

     F-2  Past tense opinion of counsel (to be filed by amendment)

     G    Proposed Form of Notice

B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 1-267)

     2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended September 30, 2004 (incorporated by reference to

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          Allegheny's Form 10-Q for the fiscal quarter ended September 30,
          2004, File No. 1-267)

     2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)

     2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended September 30, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended September 30, 2004, File No. 333-72498)

Item 7. Information as to Environmental Effects.

     (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

     (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

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

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    November 15, 2004

                                           Allegheny Energy, Inc.


                                           By: /s/Suzanne C. Lewis
                                              ---------------------------------
                                               Suzanne C. Lewis
                                               Vice President and Treasurer



                                           Allegheny Energy Supply Company, LLC


                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Treasurer

                                           Allegheny Energy Service Corporation

                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Vice President and Treasurer


                                           Allegheny Generating Company


                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Vice President and Treasurer

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


                                           Monongahela Power Company


                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Treasurer


                                           Mountaineer Gas Company


                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Vice President and Treasurer


                                           The Potomac Edison Company


                                           By:  /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Treasurer


                                           West Penn Power Company


                                           By: /s/Suzanne C. Lewis
                                              ----------------------------------
                                               Suzanne C. Lewis
                                               Treasurer

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